POWER-SAVE ENERGY COMPANY
3940-7 Broad Street, #200
San Luis Obispo, California 93401

September 3, 2008

VIA EDGAR

Mr. William Thompson
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Power--Save Energy Company Form 10-KSB for the year ended December 31, 2007 File No. 0-30215

Mr. Thompson,

In regards to the comment letter dated August 13, 2008, the Issuer spoke with Robert Babula and is requesting a 10 day extension.

Thank you for your assistance in this matter. Please call me at (866) 297-7192 or Luke C. Zouvas, Esq., of Applbaum & Zouvas LLP, counsel to Power-Save Energy Company, at (619) 688-1715 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Michael Forster Chief Executive Officer and President